SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

4 November 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 4 November 2009 re: Lloyds Banking Group Proposed Alternative to GAPS

3 November 2009

PROPOSED ALTERNATIVE TO THE GOVERNMENT ASSET PROTECTION SCHEME COMPRISING A RIGHTS ISSUE AND LIABILITY MANAGEMENT EXERCISE BY WAY OF EXCHANGE OFFERS

Today, Lloyds Banking Group plc (the "Group" or the "Company") has announced proposals intended to meet its current and long-term capital requirements which, if approved by Ordinary Shareholders, will mean that the Group will not participate in the United Kingdom Government Asset Protection Scheme (''GAPS'').

Under the Proposals, which are fully underwritten, the Group will, subject to Ordinary Shareholder approval: (i) raise £13.5 billion (£13 billion net of expenses of the Proposals) by way of a Rights Issue; and (ii) generate at least £7.5 billion in core tier 1 and/or nominal value of contingent core tier 1 capital through the Exchange Offers and/or the related underwriting arrangements. The Board believes that the Proposals provide a significantly more attractive alternative to participating in GAPS and offer superior economic value to shareholders.

HM Treasury, which holds a 43.4 per cent. holding in Lloyds Banking Group, has undertaken to the Company to procure that the Solicitor for the Affairs of Her Majesty's Treasury (as nominee for HM Treasury) will vote in favor of the Resolutions which are being put before Ordinary Shareholders to implement the Proposals and on which it is entitled to vote. HM Treasury has also undertaken to participate in full in respect of its rights in the Rights Issue. In addition, all the Directors intend to participate in respect of their rights in the Rights Issue.

Alongside the Proposals, the Group has agreed, subject to shareholder approval (excluding HM Treasury), to pay to HM Treasury a fee of £2.5 billion for the benefit to the Group's trading operations arising as a result of HM Treasury proposing to make GAPS available to the Group (the ''GAPS Payment'') and a commitment commission of up to £143.7 million in consideration, inter alia, of HM Treasury's pre-launch commitment to participate in full in respect of its entitlements under the Rights Issue. Payment of a fee in relation to the benefit to the Group's trading operations as described above is also required by the European Commission as part of the expected state aid remedies. The Group has also agreed to reaffirm the lending commitments that it gave to HM Treasury in March 2009 and to maintain in the 12 months commencing 1 March 2010 similar overall levels of lending as in the 12 months commencing 1 March 2009. The Group has acknowledged its commitment to the principle that, from 2010, it should be at the leading edge of implementing the G20 principles, the FSA code on remuneration and any other remuneration provisions accepted by the UK Government from the Walker Review, provided that this shall always allow the Group to be on a level playing field with its competitors.

Over the past few months, HM Treasury and the Group have been involved in detailed negotiations with the European Commission in relation to the terms of a restructuring plan which is required in the context of a review resulting from the state aid which has been received by the Group. The Group, together with HM Treasury, has now finalized negotiations with the European Commission around the terms of the restructuring plan and the Group expects to receive a formal decision from the Commission on the state aid position and the restructuring plan by the end of 2009. These include the disposal of a retail banking business with at least 600 branches, a 4.6 per cent. share of the personal accounts market in the UK and approximately 19 per cent. of the Group's mortgage assets, an asset reduction program to achieve an £181 billion reduction in a specified pool of assets by 31 December 2014 and behavioral commitments, including not to make certain acquisitions for approximately three to four years. The Group is confident that the final terms of the restructuring plan will not have a materially negative impact on the Group. However, the Company expects to be prevented from paying dividends on Ordinary Shares for so long as it is prohibited from making coupon payments on certain of its other securities (which is expected to be between 31 January 2010 and 31 January 2012) as a result of the restrictions expected to be required by the European Commission as part of the restructuring plan.

The Rights Issue is fully underwritten. The Issue Price at which Qualifying Shareholders will be invited to subscribe for New Shares will be determined by the Company and the Underwriters in advance of the General Meeting and will be at a discount to the Theoretical Ex-Rights Price, taking account of market conditions and other relevant factors. The Company expects to announce such price on or about 24 November, 2009.

Under the Exchange Offers, eligible holders of Existing Securities will be invited to offer to exchange such Existing Securities for either: (a) new lower tier 2 capital qualifying bonds which will be guaranteed by either the Company and/or Lloyds TSB Bank plc (''Enhanced Capital Notes'' or ''ECNs'') and which will convert into Ordinary Shares if the Group's published consolidated core tier 1 capital ratio falls to less than 5 per cent.; or (b) in the Non-US Exchange Offer only, an Exchange Consideration Amount which shall be settled in new Ordinary Shares or, at the election of the Company, cash or, in certain circumstances, ECNs. The Exchange Offers, and/or the underwriting arrangements related thereto, will create at least £7.5 billion in core tier 1 and/or nominal value of contingent core tier 1 capital.

It is also proposed that the Company carries out the Share Subdivision which will reduce the nominal value to 10 pence per share. This provides the Company with greater certainty that the Issue Price will be able to be set at a 38 per cent. to 42 per cent. discount to the Theoretical Ex-Rights Price irrespective of market conditions. Although no decision has currently been made as to the Issue Price, in no circumstances will the Issue Price be below 15 pence.

Once the resolutions relating to the Proposals have been approved, each of the Proposals shall proceed independently of one another.

The Board believes that the economic environment in the UK has begun to stabilize and that the UK economy is now expected to return to growth in 2010. This represents a significantly more positive environment for the Group than the conditions prevailing when the FSA Stress Test was carried out in March 2009, the time at which the Group announced its intended participation in GAPS. As previously announced, the Board continues to expect that the Group's overall impairments in the second half of the year will be significantly lower than those incurred in the first half, with progressive reductions expected thereafter. Accordingly, the Board is of the view that an alternative approach to meeting its current and long-term capital commitments, in the form of the Proposals, is in the best interests of the Group and its shareholders. Key benefits of the proposals include substantial increase in non-amortizing core tier 1 equity capital, improved capital efficiency and lower shareholder dilution, cost effectiveness, an improved EU state aid position relative to GAPS and the absence of additional administrative and operational burdens. The Proposals have been structured in consultation with the U.K. Financial Services Authority.

The securities offered pursuant to the Proposals have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered of sold in the United States absent registration or an applicable exemption from the registration requirement of the Securities Act. The offering of Mandatory Convertible Securities and one of the Exchange Offers is being made only in certain countries outside the United States and is not being made to U.S. persons.

For further information:

Investor Relations
Michael Oliver                                                                              +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                                                                        +44 (0) 20 7356 1571
Senior Manager, Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Shane O'Riordain                                                                        +44 (0) 20 7356 1849
Group Communications Director
Email: shane.o'riordain@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  4 November 2009